

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Michael Kliger
Chief Executive Officer
MYT Netherlands Parent B.V.
Einsteinring 9
85609 Ascheim/Munich
Germany

> **Re: MYT Netherlands Parent B.V.**
> **Form 20-F for the Fiscal Year Ended June 30, 2022**
> **Filed September 15, 2022**
> **File No. 001-39880**

Dear Michael Kliger:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services